    As filed with the Securities and Exchange Commission on March 20, 2000.
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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO
                                (Rule 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                           CORDANT TECHNOLOGIES INC.
                      (Name of Subject Company (Issuer))

                            OMEGA ACQUISITION CORP.
                         a wholly owned subsidiary of
                                  ALCOA INC.
                     (Names of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         (Including the Associated Rights to Purchase Preferred Stock)
                        (Title of Class of Securities)

                               ----------------

                                   218412104
                     (CUSIP Number of Class of Securities)
                           Lawrence R. Purtell, Esq.
                                  Alcoa Inc.
                              201 Isabella Street
                        Pittsburgh, Pennsylvania 15212
                           Telephone: (412) 553-4545
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)
                                   Copy to:
                            J. Michael Schell, Esq.
                            Margaret L. Wolff, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE
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        Transaction Valuation*                  Amount of Filing Fee
            $2,092,745,367                           $418,549.07
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*  For purposes of calculating amount of filing fee only. This amount assumes the purchase of 36,714,831 shares of common stock of Cordant Technologies Inc. at the offer price of $57.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A          Form or Registration No.: N/A
  Filing party: N/A                       Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [_] issuer tender offer subject to Rule 13e-4.

  [_] going-private transaction subject to Rule 13e-3.

  [_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1. Summary Term Sheet.

  The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a) The name of the subject company is Cordant Technologies Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 15 W. South Temple, Suite 1600, Salt Lake City, Utah 84101. Its telephone number is (801) 933-4000.

  (b) This Statement relates to the offer by Omega Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all outstanding shares of common stock of the Company, par value $1.00 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), at a price of $57.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6--"Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

  (a), (b), (c) The information set forth in Section 8--"Certain Information Concerning Alcoa and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)(1)(i)-(viii), (xii) The information set forth under "Introduction",
Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company", Section 12--"Purpose of the Offer; Plans for the Company", Section 11--"The Merger Agreement; Other Arrangements", Section 7--"Certain Information Concerning the Company", Section 13--"Certain Effects of the Offer" and Section 9--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (a)(1) (ix) Not applicable

  (x) Not applicable

  (xi) Not applicable

  (a)(2) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  The information set forth in Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company", Section 11--"The Merger Agreement; Other Arrangements", Section 8--"Certain Information Concerning Alcoa and the Purchaser" and Section 12--"Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

  (a), (c)(1), (4-7) The information set forth in "Introduction," Section 11-- "The Merger Agreement; Other Arrangements," Section 12--"Purpose of the Offer; Plans for the Company," and Section 14--"Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

  (c)(2) None

  (3) None

Item 7. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in Section 9--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable

  (d) Not applicable

Item 8. Interest in Securities of the Subject Company.

  The information set forth in "Introduction", Section 7--"Certain Information Concerning the Company", Section 8--"Certain Information Concerning Alcoa and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  The information set forth in "Introduction" and Section 18--"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

  Not applicable

Item 11. Additional Information.

  Not applicable

Item 12. Exhibits.

  (a)(1) Offer to Purchase dated March 20, 2000.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Joint Press Release issued by Alcoa and the Company on March 14, 2000, incorporated herein by reference to the Schedule TO filed by the parties on March 14, 2000.

  (a)(8) Summary Advertisement as published in The Wall Street Journal on March 20, 2000.

  (b) Not applicable

  (d)(1) Agreement and Plan of Merger, dated as of March 14, 2000, among Alcoa, the Purchaser and the Company.

  (d)(2) Amendment, dated March 13, 2000, to the Corporate Agreement between Howmet International Inc., Cordant Technologies Holding Company and Cordant Technologies Inc., incorporated herein by reference to Amendment No. 2 to the
Schedule 13D filed by Cordant Technologies Inc. on March 15, 2000.

  (d)(3) Letter Agreement, dated March 13, 2000, between Alcoa Inc. and Howmet International Inc.

  (g) Not applicable

  (h) Not applicable

                                       3
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Omega Acquisition Corp.

                                             /s/Barbara S. Jeremiah
                                          By: _________________________________
                                          Name: Barbara S. Jeremiah
                                          Title: Vice President

                                          Alcoa Inc.

                                             /s/Richard B. Kelson
                                          By: _________________________________
                                          Name: Richard B. Kelson
                                          Title: Executive Vice President and
                                               Chief Financial Officer

Dated: March 20, 2000

                                       4
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                                 EXHIBIT INDEX

 Exhibit No.                      Exhibit Name                       Page Number
 -----------                      ------------                       -----------

 (a)(1)      Offer to Purchase dated March 20, 2000 ..............

 (a)(2)      Letter of Transmittal ...............................

 (a)(3)      Notice of Guaranteed Delivery .......................

 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees ........................

 (a)(5)      Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             .....................................................

 (a)(6)      Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 ........

 (a)(8)      Summary Advertisement as published in The Wall Street
             Journal on
             March 20, 2000 ......................................

 (d)(1)      Agreement and Plan of Merger, dated as of March 14,
             2000, among Alcoa, the Purchaser and the Company ....

 (d)(3)      Letter Agreement, dated March 13, 2000, between Alcoa
             Inc. and Howmet International Inc. ..................